Mail Stop 4561


								June 27, 2007






Mr. Corey L. Johnson
President and Chief Executive Officer
Silver State Bancorp
40 North Green Valley Parkway
Henderson, Nevada 89014


Re: 	Silver State Bancorp
      Amendment Number Three to Registration Statement on Form S-1 Filed June 21, 2007
      Amendment Number Four to the Registration Statement on Form
S-1
      Filed June 22, 2007
      File No. 333-142110



Dear Mr. Johnson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General

1. We understand that you circulated preliminary prospectuses based on the content of Amendment Number 3 to your registration statement which did not have a price range for your offering. As we discussed and confirmed on Friday June 22, a price range is required under Rule
433.  Please advise us as to how you addressed this problem.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 26

Executive Summary, page 26

2. We note your response to comment 3 of our letter to you dated
June
14, 2007. As we requested, provide analysis, on page 28, of the significance of your having over 23 percent of your deposits from brokered deposits that are short term and concentrated among a few customers, including, but not limited to the following:
* disclose the extent to which the FDIC has expressed any concerns regarding the brokered deposits;
* analyze the extent to which your net income has and will be adversely affected by the large percentage of brokered short term deposits, since in order to retain these deposits you will be forced to offer the highest interest rates in your market, if not outside your market;
* analyze the extent to which your dependence on brokered deposits from a few customers at level as high as 23 percent is typical of banks;
* analyze the extent which the brokered deposits effect your liquidity; and
* analyze the extent to which you are addressing the risks, including risks to your safety and soundness, associated with the relatively high percentage of brokered deposits that are short term and concentrated among a few customers including contingency funding plans if these deposits fail to roll over.


Recent Developments, page 29

3. We note your response to comment 4 of our letter to you dated
June
20, 2007. As we requested, provide analysis of the reason(s) for drawing this line of credit and at this particular time including, but not limited to, the following:
* disclose your historic regulatory capital classification over the last three years, the extent to which the classification has changed and provide analysis of the reasons for each of the changes;
* disclose whether or not you obtained waivers from the FDIC in the past for accepting, renewing or rolling over any brokered deposits;
* explain why securing approval or waivers from the FDIC for brokered deposits is problematic for you; and
* explain and quantify the extent to which your insurance premium would be increased unless you raised your classification to wall capitalized given the fact that you have been classified as adequately capitalized in both the first and second quarters of this year.


Supervision and Regulation
Bank Regulation, page 68

4. We note that you have added disclosure that over 23 percent of your deposits are brokered deposits but that your discussion of bank regulation does not include regulation of brokered deposits. Please revise to address this issue including the process for securing waivers and the coverage of each waiver.




      * * * * * * * * * * * * *



      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.




						Sincerely,



						Michael Clampitt
						Senior Attorney



cc. Robert C. Azarow, Esquire
Thacher Proffitt & Wood LLP
Two World Financial Center
New York, New York 10281




Mr. Corey L. Johnson
Silver State Bancorp
June 27, 2007
Page 1